UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ruhnn Holding Limited

(Name of Issuer)

Class A ordinary Shares, par value US$ 0.000000001 per share

(Title of Class of Securities)

78134 109*

(CUSIP Number)

Ling Huang, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 212 319 4755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing five Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Min Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,417,125*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,417,125*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,417,125*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Mr. Feng only into Class A Ordinary Shares (or 25.7% of Class A Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).**

  The voting power of the shares beneficially owned by Mr. Feng represents 51.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Represents (i) 100,017,125 Class B Ordinary Shares held by Ruhnn1106 Investment Limited, and (ii) 6,400,000 Class A Ordinary Shares held by Ruhnn Investment Limited. Ruhnn Investment Limited is a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. Min Feng is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited. Min Feng may thereby be deemed to beneficially own 6,400,000 Class A Ordinary Shares owned by Ruhnn Investment Limited.

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021 as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ruhnn1106 Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,017,125*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,017,125*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,017,125*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.2% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Ruhnn1106 only into Class A Ordinary Shares (or 24.2% of total Class A Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).**

The voting power of the shares beneficially owned by Ruhnn1106 represents 51.4% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 100,017,125 Class B Ordinary Shares held by Ruhnn1106 Investment Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lei Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,404,750*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,404,750*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,404,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Mr. Sun only into Class A Ordinary Shares (or 11.7% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).**

  The voting power of the shares beneficially owned by Mr. Sun represents 24.9% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents 48,404,750 Class B Ordinary Shares held by LEIYU Investment Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEIYU Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,404,750*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,404,750*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,404,750*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by LEIYU only into Class A Ordinary Shares (or 11.7% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).**

  The voting power of the shares beneficially owned by LEIYU represents 24.9% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 48,404,750 Class B Ordinary Shares held by LEIYU Investment Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chao Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,280,710*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,280,710*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,280,710*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Mr. Shen only into Class A Ordinary Shares (or 5.4% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).**

  The voting power of the shares beneficially owned by Mr. Shen represents 11.2% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs held by YangMing Investment Limited .
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YangMing Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,280,710*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,280,710*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,280,710*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by YangMing only into Class A Ordinary Shares (or 5.4% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).**

  The voting power of the shares beneficially owned by YangMing represents 11.2% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs held by YangMing Investment Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yi Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,535,899*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,535,899*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,535,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% of Class A ordinary shares (or 13.2% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares). **

  The voting power of the shares beneficially owned by the Reporting Person represents 2.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents 54,535,899 Class A ordinary shares held by China Himalaya Investment Limited, which is wholly owned by Yi Zhang.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) China Himalaya Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,535,899*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 54,535,899*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,535,899*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% of Class A ordinary shares (or 13.2% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 2.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 54,535,899 Class A ordinary shares held by China Himalaya Investment Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianjin Himalaya Investment Consulting Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,080,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,080,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents (i) 24,904,000 Class A ordinary shares and (ii) 6,176,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanqiong Enterprise Management Co., Ltd.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianjin Saif Shengyuan Investment Management Center (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,080,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,080,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents (i) 24,904,000 Class A ordinary shares and (ii) 6,176,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanqiong Enterprise Management Co., Ltd.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiamen Saif Equity Investment Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,080,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,080,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents (i) 24,904,000 Class A ordinary shares and (ii) 6,176,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanqiong Enterprise Management Co., Ltd.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanghai Yuanqiong Enterprise Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,080,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,080,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,080,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents (i) 24,904,000 Class A ordinary shares and (ii) 6,176,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanqiong Enterprise Management Co., Ltd.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Junqi Jiarui Enterprise Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,188,080*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,188,080*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,188,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% of Class A ordinary shares (or 8.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held Beijing JunlianYitong Equity Investment Partnership (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,188,080*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,188,080*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,188,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% of Class A ordinary shares (or 8.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing JunlianYitong Equity Investment Partnership (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Junlian Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,188,080*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,188,080*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,188,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% of Class A ordinary shares (or 8.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing JunlianYitong Equity Investment Partnership (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Junlian Capital (Shenzhen) Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,188,080*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,188,080*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,188,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% of Class A ordinary shares (or 8.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing JunlianYitong Equity Investment Partnership (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,188,080*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,188,080*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,188,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5% of Class A ordinary shares (or 8.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.8% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership), and (ii) 4,148,080 Class A ordinary shares held by Beijing JunlianYitong Equity Investment Partnership (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,040,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,040,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,040,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 31,040,000 Class A ordinary shares held by Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership).
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,148,080*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,148,080*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,148,080*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% of Class A ordinary shares (or 1.0% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.2% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 4,148,080 Class A ordinary shares held by Beijing JunlianYitong Equity Investment Partnership (Limited Partnership).
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanghai Yuanze Enterprise Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,166,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,166,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% of Class A ordinary shares (or 1.3% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.3% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents (i) 2,670,000 Class A ordinary shares and (ii) 2,496,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanze Enterprise Management Co., Ltd..
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xinjiang Yuanjing Hezhi Equity Investment Partnership (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,166,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,166,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% of Class A ordinary shares (or 1.3% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.3% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 2,670,000 Class A ordinary shares and (ii) 2,496,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanze Enterprise Management Co., Ltd., a wholly-owned subsidiary of Xinjiang Yuanjing Hezhi Equity Investment Partnership (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhoushan Yuanjing Hezhi Equity Investment Partnership Corporation (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,166,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,166,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,166,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% of Class A ordinary shares (or 1.3% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.3% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents (i) 2,670,000 Class A ordinary shares and (ii) 2,496,000 Class A ordinary shares represented by ADSs held by Shanghai Yuanze Enterprise Management Co., Ltd., a wholly-owned subsidiary of Xinjiang Yuanjing Hezhi Equity Investment Partnership (Limited Partnership), whose general partner is Zhoushan Yuanjing Hezhi Equity Investment Partnership Corporation (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alibaba Group Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,110,600*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,110,600*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,110,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents 31,110,600 Class A ordinary shares held by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited.

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Taobao Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,110,600*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,110,600*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,110,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 31,110,600 Class A ordinary shares held by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Taobao China Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,110,600*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,110,600*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,110,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8% of Class A ordinary shares (or 7.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 1.6% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 31,110,600 Class A ordinary shares held by Taobao China Holding Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eastern Bell Xiii Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,040*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,074,040*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,040*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% of Class A ordinary shares (or 0.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.1% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 2,074,040 Class A ordinary shares held by Eastern Bell Xiii Investment Limited.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,040*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,074,040*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,040*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% of Class A ordinary shares (or 0.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.1% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 2,074,040 Class A ordinary shares held by Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership).
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Suzhou Qicheng Investment Management Partnership Enterprise (Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,040*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,074,040*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,074,040*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9% of Class A ordinary shares (or 0.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.1% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Represents 2,074,040 Class A ordinary shares held by Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership), whose general partner is Suzhou Qicheng Investment Management Partnership Enterprise (Limited Partnership).

**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bilibili Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,050,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,050,000*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8% of Class A ordinary shares (or 0.5% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).**

The voting power of the shares beneficially owned by the Reporting Person represents 0.1% of the total outstanding voting power.***

14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents 2,050,000 Class A ordinary shares represented by 410,000 ADSs held by Bilibili Inc.
**

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,090,874 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021.

***

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of February 3, 2021, as reported by the Issuer in its current report on Form 6-K filed on February 3, 2021. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

This statement on Schedule 13D (this “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed on behalf of Min Feng (“Mr. Feng”), Ruhnn1106 Investment Limited (“Ruhnn1106”), Lei Sun (“Mr. Sun”), LEIYU Investment Limited (“LEIYU”), Chao Shen (“Mr. Shen”) and YangMing Investment Limited (“YangMing”) with the Securities and Exchange Commission (the “SEC”) on November 30, 2020 (the “Original Schedule 13D”) with respect to the Class A Ordinary Shares, par value US$0.000000001 per share (“Class A Ordinary Shares”), of Ruhnn Holding Limited, a Cayman Islands company (the “Company” or the “Issuer”).

This Schedule 13D also represents the initial Schedule 13D filed by Yi Zhang (“Ms. Zhang”), China Himalaya Investment Limited (“Himalaya”), Tianjin Himalaya Investment Consulting Co., Ltd. (“Tianjin Himalaya”), Tianjin Saif Shengyuan Investment Management Center (Limited Partnership) (“Tianjin Saif”), Xiamen Saif Equity Investment Partnership (Limited Partnership) (“Xiamen Saif”), Shanghai Yuanqiong Enterprise Management Co., Ltd. (“Shanghai Yuanqiong”), Beijing Junqi Jiarui Enterprise Management Co., Ltd. (“BeijingJunqi”), Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership) (“Beijing Juncheng”), Junlian Capital Management Co., Ltd. (“Junlian Capital”), Junlian Capital (Shenzhen) Management Co., Ltd. (“Junlian Shenzhen”), Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership) (“Junlian Tongdao”), Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership) (“Shanghai Shudai”), Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership) (“Beijing Yitong”), Shanghai Yuanze Enterprise Management Co., Ltd. (“Shanghai Yuanze”), Xinjiang Yuanjing Hezhi Equity Investment Partnership (Limited Partnership) (“Xinjiang Yuanjing”), Zhoushan Yuanjing Hezhi Equity Investment Partnership Corporation (Limited Partnership) (“Zhoushan Yuanjing”), Alibaba Group Holding Limited (“Alibaba”), Taobao Holding Limited (“Taobao Holding”), Taobao China Holding Limited (“Taobao China”), Eastern Bell Xiii Investment Limited (“Eastern Bell”), Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership) (“Suzhou Qiming”), Suzhou Qicheng Investment Management Partnership Enterprise (Limited Partnership) (“Suzhou Qicheng”) and Bilibili Inc. (“Bilibili”) with respect to Class A Ordinary Shares of the Company.

Except as amended hereby, the Original Schedule 13D remains in full force and effect.

Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Feng, Ruhnn1106, Mr. Sun, LEIYU, Mr. Shen, YangMing, Ms. Zhang, Himalaya, Tianjin Himalaya, Tianjin Saif, Xiamen Saif, Shanghai Yuanqiong, Beijing Junqi, Beijing Juncheng, Junlian Capital, Junlian Shenzhen, Junlian Tongdao, Shanghai Shudai, Beijing Yitong, Shanghai Yuanze, Alibaba, Taobao Holding, Taobao China, Eastern Bell, Suzhou Qiming and Bilibili are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)—(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Address of principal business office or, if none, residence of each Reporting Person:

i.	The address of residence of Mr. Feng is Room 1202, Unit 2, Building 5, Baiyunyuan, Lijiang Apartment, Jianggan District, Hangzhou, Zhejiang Province, People’s Republic of China.

ii.

The address of principal business office of Ruhnn1106 is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands. Ruhnn1106 is an investment holding vehicle.

iii.	The address of residence of Mr. Sun is Room 502, Unit 3, Building 3, Jinhongyuan, Jiubao Greentown Lijiang Apartment, Jianggan District, Hangzhou, Zhejiang Province, People’s Republic of China.

iv.	The address of principal business office of LEIYU is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands. LEIYU is an investment holding vehicle.

v.	The address of residence of Mr. Shen is Room 1602, Building 8, 88 Center, Lane 125, Changningzhi Road, Changning District, Shanghai, People’s Republic of China.

vi.

The address of principal business office of YangMing is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands. YangMing is an investment holding vehicle.

vii.	The address of residence of Ms. Zhang is Room 1101, Building 3, Jiatianhui, No. 1999 Xinzha Road, Jing’an District, Shanghai 200042, People’s Republic of China.

viii.

The address of principal business office of Himalaya is c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands. Himalaya is an investment holding vehicle.

ix.

The address of principal business office of Tianjin Himalaya is C12 of Unit 903, Block 9, TEDA MSD-G1, 57 Second Avenue, Tianjin Economic and Technological Development Zone, People’s Republic of China. Tianjin Himalaya is an investment holding vehicle.

x.

The address of principal business office of Tianjin Saif is C30 of Unit 903, Block 9, TEDA MSD-G1, 57 Second Avenue, Tianjin Economic and Technological Development Zone, People’s Republic of China. Tianjin Saif is an investment holding vehicle.

xi.

The address of principal business office of Xiamen Saif is Room 1520, 15th Floor, Financial Center Building, Siming District, Xiamen, People’s Republic of China. Xiamen Saif is an investment holding vehicle.

xii.

The address of principal business office of Shanghai Yuanqiong is Floor 1, No.251 Yaohua Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China. Shanghai Yuanqiong is an investment holding vehicle.

xiii.

The address of principal business office of Beijing Junqi is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Beijing Junqi is an investment holding vehicle.

xiv.

The address of principal business office of Beijing Juncheng is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Beijing Juncheng is an investment holding vehicle.

xv.

The address of principal business office of Junlian Capital is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Junlian Capital is an investment holding vehicle.

xvi.

The address of principal business office of Junlian Shenzhen is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Junlian Shenzhen is an investment holding vehicle.

xvii.

The address of principal business office of Junlian Tongdao is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Junlian Tongdao is an investment holding vehicle.

xviii.

The address of principal business office of Shanghai Shudai is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Shanghai Shudai is an investment holding vehicle.

xix.

The address of principal business office of Beijing Yitong is 16/F, Tower B, Raycom Info Tech Park, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China. Beijing Yitong is an investment holding vehicle.

xx.

The address of principal business office of Shanghai Yuanze is 708, Parkview Place, No. 2 East 4th Ring North Road, Chao Yang District, Beijing, People’s Republic of China. Shanghai Yuanze is an investment holding vehicle.

xxi.

The address of principal business office of Xinjiang Yuanjing is 708, Parkview Place, No. 2 East 4th Ring North Road, Chao Yang District, Beijing, People’s Republic of China. Xinjiang Yuanjing is an investment holding vehicle.

xxii.

The address of principal business office of Zhoushan Yuanjing is 708, Parkview Place, No. 2 East 4th Ring North Road, Chao Yang District, Beijing, People’s Republic of China. Zhoushan Yuanjing is an investment holding vehicle.

xxiii.

The address of principal business office of Alibaba is 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. The principal businesses of Alibaba are core commerce, cloud computing, digital media and entertainment, and innovation initiatives.

xxiv.	The address of principal business office of Taobao Holding is 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. Taobao Holding is an investment holding vehicle.

xxv.	The address of principal business office of Taobao China is 969 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People’s Republic of China. Taobao China is an investment holding vehicle.

xxvi.	The address of principal business office of Eastern Bell is 7C East Hope Plaza, No. 1777 Century Avenue, Pudong, Shanghai, People’s Republic of China. Eastern Bell is an investment holding vehicle.

xxvii.

The address of principal business office of Suzhou Qiming is Room 203, Building 14, Dongshahu Equity Investment Center, No.183 Suhong East Road, Suzhou Industrial Park, Suzhou, Jiangsu Province, People’s Republic of China. Suzhou Qiming is an investment holding vehicle.

xxviii.

The address of principal business office of Suzhou Qicheng is Room 203, Building 14, Dongshahu Equity Investment Center, No.183 Suhong East Road, Suzhou Industrial Park, Suzhou, Jiangsu Province, People’s Republic of China. Suzhou Qicheng is an investment holding vehicle.

xxix.

The address of principal business office of Bilibili is Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People’s Republic of China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, mobile games and live broadcasting, and has been listed on Nasdaq Stock Market since March 28, 2018..

All of the Shares owned by Ruhnn1106 are beneficially owned by Mr. Feng. As indicated in Schedule A, other than Mr. Feng, Ruhnn1106 has no other executive officer, director or controlling person. Ruhnn Investment Limited is a limited liability company wholly owned by Ruhnn Investment Trust. Mr. Feng is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited. Mr. Feng may thereby be deemed to beneficially own 6,400,000 Class A Ordinary Shares owned by Ruhnn Investment Limited.

As indicated in Schedule A, other than Mr. Sun, LEIYU has no other executive officer, director or controlling person.

All of the Shares owned by YangMing are beneficially owned by Mr. Shen. As indicated in Schedule A, other than Mr. Shen, YangMing has no other executive officer, director or controlling person.

All of the Shares owned by Himalaya are beneficially owned by Ms. Zhang. As indicated in Schedule A, other than Mr. Zhang, Himalaya has no other executive officer, director or controlling person.

Mr. Feng is the Chairman of the board of directors (the “Board”) of the Issuer. Mr. Sun serves as the Issuer’s director and chief executive officer. Mr. Shen serves as the Issuer’s director. Ms. Zhang serves as the director of Himalaya.

The name, business address, present principal occupation or employment and citizenship of each director and executive officers of Ruhnn1106, LEIYU, YangMing, Himalaya and Bilibili are set forth on Schedule A hereto and are incorporated herein by reference.

Mr. Feng, Mr. Sun, Mr. Shen and Ms. Zhang (together, the “Reporting Individuals”) are citizens of the People’s Republic of China. Ruhnn1106, LEIYU, YangMing, Himalaya and Eastern Bell are companies incorporated under the laws of British Virgin Islands. Tianjin Himalaya, Tianjin Saif, Xiamen Saif, Shanghai Yuanqiong, Beijing Junqi, Beijing Juncheng, Junlian Capital, Junlian Shenzhen, Junlian Tongdao, Shanghai Shudai, Beijing Yitong, Shanghai Yuanze, Xinjiang Yuanjing, Zhoushan Yuanjing, Suzhou Qiming, Suzhou Qicheng are companies incorporated under the laws of People’s Republic of China. Taobao China is a company incorporated under the laws of Hong Kong. Alibaba, Taobao Holding and Bilibili are companies incorporated under the laws of Cayman Islands.

(d)—(e) During the last five years, none of the Reporting Persons nor, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to an agreement and plan of merger, dated as of February 3, 2021 (the “Merger Agreement”), by and among (i) RUNION Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), (ii) RUNION Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2 (previously filed with the SEC by the Company on Form 6-K on February 3, 2021) and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that, at a price of US$3.5 in cash per ADS or US$0.70 in cash per Share, approximately US$70.88 million will be expended in acquiring approximately 91.12 million outstanding Shares owned by shareholders of the Company, other than the Reporting Persons (the “Purchased Shares”). This amount includes the estimated funds required to (i) purchase the Purchased Shares and (ii) pay for the outstanding options to purchase the Shares, in each case, as contemplated in the Merger Agreement.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to a subscription agreement, dated as of February 3, 2021 (the “Subscription Agreement”), by and among the Sponsors (as defined below) and Parent. The “Sponsors” include Ruhnn1106, Profitwise Limited, Shanghai Hechen Enterprise Management Center (Limited Partnership) (“Shanghai Hechen”) and Shanghai Yingjun Enterprise Management Center (Limited Partnership) (“Shanghai Yingjun”). Under the terms and subject to the conditions of the Subscription Agreement, the Sponsors will provide equity financing of an approximate amount of $64.98 million to Parent to consummate the Merger and in exchange subscribe for ordinary shares of Parent to be issued to each of the Sponsors. To perform its obligations under the Subscription Agreement, concurrently with the execution of the Merger Agreement, Ruhnn1106 and Vista Associates Corporation (the “Lender”) entered into a loan agreement (the “Loan Agreement”). Under the terms and subject to the conditions of the Loan Agreement, the Lender will provide a loan in the amount of $15 million to Ruhnn1106. The descriptions of the Subscription Agreement, the Loan Agreement and the transactions contemplated under each of them set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Subscription Agreement and the Loan Agreement. Copies of the Subscription Agreement and the Loan Agreement are filed as Exhibit E and Exhibit F and are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On February 3, 2021, Parent, Merger Sub and the Company entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger, each ADS issued and outstanding immediately prior to the effective time of the Merger, together with the underlying Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$3.50 in cash per ADS without interest, and each Share of the Company issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs, will be cancelled and cease to exist, in exchange for the right to receive US$0.70 in cash per Share without interest.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons and other shareholders of Parent, and its ADSs will no longer be listed on the NASDAQ Stock Market, and will cease to be registered under Section 12 of the Securities Exchange Act of 1934. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.2 (previously filed with the SEC by the Company on Form 6-K on February 3, 2021) and is incorporated herein by reference in its entirety.

Rollover Agreement

Concurrently with the execution of the Merger Agreement, Ruhnn1106, LEIYU, YangMing, Himalaya, Shanghai Yuanqiong, Shanghai Shudai, Beijing Yitong, Shanghai Yuanze, Taobao China, Eastern Bell, Suzhou Qiming and Bilibili (together, the “Rollover Shareholders”), Parent and Merger Sub entered into a rollover agreement (the “Rollover Agreement”). Pursuant to the Rollover Agreement, each Rollover Shareholder will contribute its Shares to the Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that the Merger Sub will hold 322,157,244 Shares immediately prior to the Closing, representing approximately 94.4% of the voting power of the Shares exercisable in a general meeting of the Company. The information disclosed in this paragraph of this Item 4 is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit D and is incorporated herein by reference in its entirety and is incorporated herein by reference in its entirety.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, the Sponsors entered into the Subscription Agreement with Parent, pursuant to which, among other things, the Sponsors will (i) provide equity financing of an approximate amount of $64.98 million to Parent to consummate the Merger and in exchange subscribe for ordinary shares of Parent to be issued to each of the Sponsors, and (ii) share certain fees and expenses in the event that the Merger is not consummated. The information disclosed in this paragraph is qualified in its entirety by reference to the Subscription Agreement, a copy of which is filed as Exhibit E and is incorporated herein by reference in its entirety.

Loan Agreement

Concurrently with the execution of the Merger Agreement, Ruhnn1106 and the Lender entered into the Loan Agreement. Under the terms and subject to the conditions of the Loan Agreement, the Lender will provide a loan in the amount of $15 million (the “Loan”) to Ruhnn1106. Ruhnn1106 will use the proceeds of the Loan solely to pay the subscription price payable by Ruhnn1106 to the Parent in accordance with the terms of the Subscription Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit F and is incorporated herein by reference in its entirety.

Limited Guarantees

Concurrently with the execution of the Merger Agreement, Ruhnn1106, Profitwise Limited, Shanghai Hechen and Shanghai Yingjun (each a “Guarantor” and collectively, the “Guarantors”) each entered into a limited guarantee with the Company (the “Limited Guarantee”), pursuant to which such Guarantor guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment, observance, performance and discharge as and when due of the payment obligations of Parent with respect to (i) the payment of termination fee pursuant to Section 9.2(c) of the Merger Agreement (subject to the terms and limitations of Section 9.2(d) of the Merger Agreement) and (ii) the reimbursement obligations of Parent pursuant to Section 9.2(f) of the Merger Agreement; provided that each Guarantor’s aggregate liability under its respective Limited Guarantee will not exceed the percentage of Parent’s termination fee and reimbursement obligations as set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantees, a copy of which are filed as Exhibits G through J and are incorporated herein by reference in their entirety.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or Schedule A, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

By virtue of their actions in respect of the Merger and the other transactions contemplated under the Merger Agreement as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares held by each other Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which it may be deemed to beneficially own.

(c) Between December 29, 2020 and January 6, 2021, Bilibili acquired in the open market a total of 83,174 ADSs (representing 415,870 Class A Ordinary Shares) in multiple transactions at an average price of US$2.60 per ADS. Except as disclosed in the table above, none of the Reporting Persons nor, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, nor, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 3 and Item 4 above is hereby incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description

A.	Joint Filing Agreement dated February 4, 2021 by and among the Reporting Persons.

B	Non-Binding Proposal Letter from Min Feng, Lei Sun and Chao Shen to the Board of Directors of the Issuer dated as of November 25, 2020 (incorporated herein by reference to Exhibit 99.B to the Original Schedule 13D filed on November 30, 2020).

C	Agreement and Plan of Merger, dated February 3, 2021, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by the Company on February 3, 2021).

D	Rollover Agreement, dated February 3, 2021, by and among Parent, Merger Sub Limited, Ruhnn1106, LEIYU, YangMing, Himalaya, Shanghai Yuanqiong, Shanghai Shudai, Beijing Yitong, Shanghai Yuanze, Taobao China, Eastern Bell, Suzhou Qiming and Bilibili.

E	Subscription Agreement, dated February 3, 2021, by and among Ruhnn1106, Profitwise Limited, Shanghai Hechen and Shanghai Yingjun and Parent.

F	Loan Agreement, dated February 3, 2021, by and between Ruhnn1106 and the Lender.

G	Limited Guarantee, dated February 3, 2021, by Ruhnn1106 in favor of the Company.

H	Limited Guarantee, dated February 3, 2021, by Profitwise Limited in favor of the Company.

I	Limited Guarantee, dated February 3, 2021, by Shanghai Hechen in favor of the Company.

J	Limited Guarantee, dated February 3, 2021, by Shanghai Yingjun in favor of the Company.

[Signature Pages follow]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Min Feng

Min Feng

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ruhnn1106 Investment Limited

By:	/s/ Min Feng
Name: Min Feng Title: Director

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lei Sun

Lei Sun

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEIYU Investment Limited

By:	/s/ Lei Sun
Name: Lei Sun Title: Director

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Chao Shen

Chao Shen

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YangMing Investment Limited

By:	/s/ Chao Shen
Name: Chao Shen Title: Director

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yi Zhang

Yi Zhang

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China Himalaya Investment Limited

By:	/s/ Yi Zhang
Name: Yi Zhang Title: Director

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tianjin Himalaya Investment Consulting Co., Ltd.

By:	/s/ Yan Yan
Name: Yan Yan Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tianjin Saif Shengyuan Investment Management Center (Limited Partnership)

By:	/s/ Yan Yan
Name: Yan Yan Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xiamen Saif Equity Investment Partnership (Limited Partnership)

By:	/s/ Yan Yan
Name: Yan Yan Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shanghai Yuanqiong Enterprise Management Co., Ltd.

By:	/s/ Zhiyue Cao
Name: Zhiyue Cao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beijing Junqi Jiarui Enterprise Management Co., Ltd.

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beijing Juncheng Hezhong Investment Management Partnership (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Junlian Capital Management Co., Ltd.

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Junlian Capital (Shenzhen) Management Co., Ltd.

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beijing Junlian Tongdao Investment Management Partnership (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shanghai Legend Capital Shudai Enterprise Management Consulting Partnership Enterprise (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)

By:	/s/ Zhenxing Shao
Name: Zhenxing Shao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shanghai Yuanze Enterprise Management Co., Ltd.

By:	/s/ Xiang Zhao
Name: Xiang Zhao Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xinjiang Yuanjing Hezhi Equity Investment Partnership (Limited Partnership)

By:	/s/ Ge Jin
Name: Ge Jin Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zhoushan Yuanjing Hezhi Equity Investment Partnership Corporation (Limited Partnership)

By:	/s/ Ge Jin
Name: Ge Jin Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alibaba Group Holding Limited

By:	/s/ Timothy Steinert
Name: Timothy Steinert Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Taobao Holding Limited

By:	/s/ Jinwei Zhang
Name: Jinwei Zhang Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Taobao China Holding Limited

By:	/s/ Jinwei Zhang
Name: Jinwei Zhang Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Bell Xiii Investment Limited

By:	/s/ Junping Yin
Name: Junping Yin Title: Director

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Suzhou Qiming Ronghe Venture Capital Investment Partnership Enterprise (Limited Partnership)

By:	/s/ Ziping Kuang
Name: Ziping Kuang Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Suzhou Qicheng Investment Management Partnership Enterprise (Limited Partnership)

By:	/s/ Ziping Kuang
Name: Ziping Kuang Title: Authorized Signatory

[Schedule 13D/A Signature Page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bilibili Inc.

By:	/s/ Rui Chen
Name: Rui Chen Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Ruhnn1106 Investment Limited

The business address of each of the following individuals is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

Directors:

Name	Country of Citizenship
Min Feng	The People’s Republic of China

Executive Officers:

None

LEIYU Investment Limited

The business address of each of the following individuals is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

Directors:

Name	Country of Citizenship
Lei Sun	The People’s Republic of China

Executive Officers:

None

YangMing Investment Limited

The business address of each of the following individuals is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

Directors:

Name	Country of Citizenship
Chao Shen	The People’s Republic of China

Executive Officers:

None

China Himalaya Investment Limited

The business address of each of the following individuals is Room 1101, Building 3, Jiatianhui, No. 1999 Xinzha Road, Jing’an District, Shanghai 200042, People’s Republic of China.

Directors:

Name	Country of Citizenship
Yi Zhang	The People’s Republic of China

Executive Officers:

None

Bilibili Inc.

The business address of each of the following individuals is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Directors:

Name	Country of Citizenship

Rui Chen	The People’s Republic of China

Yi Xu	The People’s Republic of China

Ni Li	The People’s Republic of China

JP Gan	United States of America

Eric He	Taiwan

Feng Li	The People’s Republic of China

Guoqi Ding	Hong Kong

Executive Officers:

Xin Fan	The People’s Republic of China

Rui Chen is chairman of Bilibili’s board of directors and chief executive officer.

Yi Xu is Bilibili’s director and president.

Ni Li is Bilibili’s chief operating officer and vice chairman of Bilibili’s board of directors.

JP Gan is Bilibili’s director. Mr. Gan is a founding partner of INCE Capital Limited.

Eric He is Bilibili’s director. He currently also serves as an independent director of 51job (Nasdaq: JOBS).

Feng Li is Bilibili’s director. Mr. Li is the founder and CEO of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm.

Xin Fan is Bilibili’s chief financial officer.